EXHIBIT 3.3

CERTIFICATE OF AMENDMENT

to the

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

COMBIMATRIX CORPORATION,

a Delaware corporation

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Pursuant to the Delaware General Corporation Law

* * * * *

CombiMatrix Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST:  That the Corporation’s Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on December 21, 2006.

SECOND:  That the Amended and Restated Certificate of Incorporation of said Corporation has been amended as follows:

Article IV, Section 1 of the Amended and Restated Certificate of Incorporation is amended in its entirety to read as follows:

Section 1.  Authorization. The total number of shares of all classes of stock that the Corporation is authorized to issue is Thirty Million (30,000,000) shares, consisting of Twenty-Five Million (25,000,000) shares of Common Stock with a par value of $.001 per share, and Five Million (5,000,000) shares of Preferred Stock with a par value of $.001 per share.

THIRD:  That the aforementioned amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the affirmative vote of the necessary number of shares as required by statute at the annual meeting of stockholders on June 10, 2008, which meeting was called and held upon notice in accordance with Section 222 of said Law.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer as of this tenth day of June, 2008.

CombiMatrix Corporation,

a Delaware corporation

By:	/s/ SCOTT R. BURELL

Name:	Scott R. Burell

Title:	Chief Financial Officer, Secretary and Treasurer